July 25, 2024

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village
Prek Ho Commune
Takhmao Town
Kandal Province
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Draft Registration Statement on Form F-1
           Submitted June 28, 2024
           CIK No. 0002024656
Dear Ngee Woon Lim:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 28, 2024
Cover Page

1. Please revise your cover page to discuss the dual class nature of your capital structure.
Industry and Market Data, page v

2. We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.
 July 25, 2024
Page 2


Prospectus Summary, page 1

3. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your growth strategies and competitive strengths without equally prominent disclosure regarding your weaknesses.
Risk Factors
Our operations may be affected by the congestion..., page 24

4. We note your risk factor that your supply chain may be impacted by the congestion and delays across global shipping networks. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations. Capitalization, page 48

5. We note that the amount reflected in the Capitalization table for Net banks and other borrowings is $3,182,940. However, we note that the amount of current and long-term borrowings reflected on the audited balance sheet and described in Note 14 is
       $7,184,114. Please explain to us why you have not included all long-term obligations as well as current maturities of long-term obligations in your Capitalization table, or revise accordingly.
Our Strategies, page 67

6. We note your disclosure here that you plan to design and develop a website. We also note your disclosure on page 12 of your website address. Please reconcile.
7. We note your disclosure that you plan to enhance and expand your production capacity and establish a new design and development center. Please revise to include specific, concrete information regarding these plans, including expected timing, capacity increases, and capital requirements.
Management, page 101

8. Please revise to include when Ngee Woon Lim was appointed chief executive officer.
Foreign Private Issuer Exemption, page 106

9. Please revise to state clearly and explicitly whether you will rely on the home country practices discussed in this section.
Compensation of Directors and Executive Officers, page 107

10. Please provide the disclosure required by Item 4(a) of Form F-1 and Item 6.B.1 of Form
       20-F.
Related Party Transactions, page 108

11. We note that your disclosure in this section appears to be current through March 31, 2024.
       Please update this section to reflect the information for the period beginning since the beginning of your preceding three financial years up to the date of the document. Refer to
 July 25, 2024
Page 3

       Item 7.B of Form 20-F.
General

12. We note your disclosure on page F-8 that the principal activities of Prospect Focus
       Limited are sale of handbags, small leather goods and accessories. Please revise your prospectus summary and business section to include the principal activities of Prospect
       Focus Limited. We also note your disclosure that Prospect Focus Limited is a trading company. Please revise your disclosure to clarify the meaning of trading company.
13. Please provide us supplemental copies of all written communications, as defined in Rule
       405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing